December 4, 2017

VIA EDGAR SUBMISSION

Mr. Alberto Zapata

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Prudential National Muni Fund, Inc.

Post-Effective Amendment No. 59 to the Form N-1A Registration Statement under the Securities Act of 1933; Amendment No. 58 to the Form N-1A Registration Statement under the Investment Company Act of 1940

Securities Act Registration No. 002-66407

Investment Company Act No. 811-02992

Dear Mr. Zapata:

We filed with the Securities and Exchange Commission (the Commission) through EDGAR on October 2, 2017 on behalf of Prudential National Muni Fund, Inc. (the Registrant) the above-referenced post-effective amendment (the Amendment). The Amendment was filed under Rule 485(a)(1) under the 1933 Act solely for the purpose of adding a new class of shares to the Prudential National Muni Fund (the Fund). The new class of shares is known as Class Q.

This letter is intended to respond to the Commission Staff’s comments that were conveyed by you by telephone on November 16, 2017 with respect to the Amendment. For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

GENERAL COMMENTS:

1. Comment: Please complete and update all blanks and bracketed items which appear in the Amendment in the Registrant’s next post-effective amendment filing.

Response: We hereby confirm that all blanks and/or incomplete information will be supplied and included in the Registrant’s next post-effective amendment filing.

2. Comment: Please submit these comments and the Registrant’s responses thereto as a Correspondence submission on EDGAR addressed to Mr. Alberto Zapata prior to the effectiveness of the Amendment.

Response: The Staff’s comments and the Registrant’s responses thereto, will be submitted and filed on EDGAR as Correspondence, addressed to you, prior to the effectiveness of the Amendment.

3. Comment: Please note that the company and its management are responsible for the adequacy and accuracy of the disclosures contained in the Amendment, notwithstanding any review, comments, action or absence of action taken by the Commission Staff.

Response: We hereby confirm our understanding, as described above.

4. Comment: Please confirm that the applicable EDGAR Series and Class ID information will be updated to reflect the inclusion of Class Q shares for the Funds.

Response: The EDGAR Series and Class ID information for the Funds will be updated to include the relevant information pertaining to the Class Q shares of each Fund.

5. Comment: To the extent that a comment furnished with respect to a specific prospectus or statement of additional information is applicable to other prospectuses and/or statements of additional information, your response should be considered to similarly apply to all such other prospectuses and/or statements of additional information.

Response: Comments which have applicability to other prospectuses and/or statements of additional information in the fund complex will be applied accordingly.

6. Comment: If the new Class Q shares will be considered as “clean” shares pursuant to the No-Action letter issued by the Office of the Chief Counsel of the Division of Investment Management to The Capital Group (January 11, 2017), please include the relevant disclosures.

Response: The Registrant is still reviewing the No-Action Letter and has not made a decision on whether or not to offer a “clean” share class. If the Registrant determines to reply upon the letter then it would satisfy all of the applicable conditions.

7. Comment: Prior to submission and filing of the post-effective amendment under Rule 485(b) for the Fund, please review both the Prospectus and Statement of Additional Information (SAI) to ensure that comments furnished by the Staff with respect to other funds that would be applicable to the Fund have been reflected and incorporated in the Fund’s Prospectus and SAI.

Response: This review has been conducted, and all prior comments which are applicable have been reflected and incorporated into the Fund’s Prospectus and SAI.

COMMENTS ON THE PROSPECTUS:

8. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” the disclosure states, in relevant part, that “[t]he Fund invests, under normal circumstances, at least 80% of the Fund’s investable assets in obligations the income from which is exempt from federal income tax…” Please confirm, supplementally, whether or not the Fund continues to invest in obligations issued by Puerto Rico and/or the US Virgin Islands as part of the Fund’s investment policies, and if so, please disclose the percentage of Fund assets presently invested in such securities.

Response: As of November 20, 2017, the Fund had no assets invested in obligations issued by the US Virgin Islands, and had 0.49% of its assets invested in obligations issued by Puerto Rico. The Fund has no present intention to materially change its current exposure to obligations issued by Puerto Rico and/or the US Virgin Islands, but may do so in the future as circumstances warrant.

9. Comment: In the Prospectus, in the section entitled “Fund Summary—Performance, “the Bloomberg Barclays Municipal Bond Index is presented as the Fund’s broad-based securities index. In addition, the Fund also discloses the returns of the Lipper General & Insured Municipal Debt Funds Average.

Please explain how either or both of the Bloomberg Barclays Municipal Bond Index and/or the Lipper General & Insured Municipal Debt Funds Average complies with the requirements of Form N-1A, Item 4(b)(iv)(2)(ii), which requires the inclusion of the returns of an appropriate broad-based securities market index.

Response: The Registrant believes that the Bloomberg Barclays Municipal Bond Index satisfies the requirement to include the returns of a broad-based securities market index. The Bloomberg Barclays U.S. Municipal Bond Index is commonly recognized as the flagship benchmark that measures performance of the investment grade, U.S. dollar-denominated tax-exempt bond market. The index includes multiple sectors of the municipal bond market including state and local general obligation bonds, revenue bonds, insured bonds and prerefunded bonds.  As of 10/31/17, the index included over 50,500 issues representing over $1.4 trillion in market value.

10. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” please note that the discussion pertaining to derivative strategies should be included with the Fund’s principal investment strategies in the Summary, if the use of derivative strategies is a principal investment strategy of the Fund.

Response: The use of derivative strategies is not considered to be a principal investment strategy of the Fund.

11. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” please re-format the discussion pertaining to Puerto Rico municipal securities so that the discussion is framed as a risk discussion.

Response: In response to this comment, the discussion pertaining to Puerto Rico municipal securities has been revised to clearly indicate that the risks of investing in Puerto Rico municipal securities are being discussed.

12. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares—How to Buy Shares,” please include an explanation of the concept of “dealer reallowance” under or near the table of sales charge breakpoints.

Response: In response to this comment, an explanation of “dealer reallowance” has been included in the Prospectus.

13. Comment: In the Prospectus, in the section entitled “Financial Highlights,” please update the financial highlights tables through the most recently completed fiscal year for the Fund.

Response: The financial highlights tables appearing in the Prospectus will be updated prior to the filing of the post-effective amendment, so that the financial highlights are presented through the most recently completed fiscal year for the Fund.

14. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares—How to Buy Shares,” please include appropriate disclosure and a list of the intermediaries whose customers may receive sales load variations, as required by Item 12 of Form N-1A.

Response: The Registrant submits that the waivers apply to all financial intermediaries, subject to Appendix A that lists any waivers that apply only to specific financial intermediaries. The Registrant notes that Item 12(a)(2) of Form N-1A requires a fund to “briefly describe any arrangements that result in breakpoints in, or elimination of, sales loads (e.g., letters of intent, accumulation plans, dividend reinvestment plans, withdrawal plans, exchange privileges, employee benefit plans, redemption reinvestment plans, and waivers for particular classes of investors).” With respect to the above-referenced disclosure in the prospectus, the Registrant notes that the class of investors that is eligible for the waiver of front-end sales charges on Class A shares is sufficiently described. The “class” is not specifically limited to select financial intermediaries.

Sincerely yours,

/s/ Jonathan D. Shain
            Jonathan D. Shain
            Vice President & Corporate Counsel